

January 20, 2011

H. Kerr Taylor
President, Chief Executive Officer, and Director
AmREIT Monthly Income & Growth Fund III Ltd.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

**Re: AmREIT Monthly Income & Growth Fund III Ltd.
             Form Pre-14A
             Filed January 13, 2011
             File No. 0-52619**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please revise your cover page disclosure to highlight the fact that the Unitholders are required to vote on the proposed sale of The Market @ Lake Houston before the actual sale price has been determined. In addition, please clarify, if accurate, that the property will be sold to your sponsor without resoliciting consent from a majority of the Unitholders even if the actual sale price falls below your estimated range of $20 - $23 million.

The Sale Transaction, page 5

2.   Refer to the penultimate and the last paragraphs on page 5. Please revise this disclosure to provide a sensitivity analysis on the use of proceeds, depending on the sale price. Please present this disclosure in tabular format and include the low end, midpoint, and high end of the estimated sale price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela McHale, Staff Attorney, at 202-551-3402 or me at 202-551-3852 with any other questions.

Sincerely,

Mike McTiernan
Assistant Director